COLUMBIA FUNDS SERIES TRUST I

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

February 26, 2010

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4720

Washington, DC 20549-4720

Re:	Columbia Funds Series Trust I (the “Registrant”)
Registration Nos. 002-99356; 811-04367

Dear Ms. Hatch:

We are writing to respond to the comments that you provided to us by telephone on February 16, 2010 in connection with the registration statement filed December 30, 2009 by the above-referenced Registrant for certain of its series (each a “Fund” and collectively, the “Funds”). Summaries of these comments are set forth below, and each is followed by our response.

Comment 1:

On the Table of Contents page for each Fund prospectus, make “Portfolio Turnover” a subsection of “Fees and Expenses of the Fund.”

Response 1:

This change will be made in the Registrant’s 485(b) filing.

Comment 2:

On the Table of Contents page for each Fund prospectus, delete the two paragraphs under the heading “Columbia Management Group, LLC” that appear in the upper right column of the page.

Response 2:

This change will be made in the Registrant’s 485(b) filing.

Comment 3:

In the paragraph under the heading “Fees and Expenses of the Fund” in each Fund’s prospectus, include page numbers with cross references to sections of the prospectus.

Response 3:

This change will be made in the Registrant’s 485(b) filing.

Comment 4:

In each Fund’s fee and expense table, delete all footnotes to the table other than the following footnotes, as applicable:

•	This charge decreases over time. See Choosing a Share Class – Sales Charges and Commissions for details.
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This charge applies to investors who buy Class C shares and redeem them within one year of purchase, with certain limited exceptions. See Choosing a Share Class – Sales Charges and Commissions for details.

Response 4:

The Registrant will delete the footnotes to the line items captioned “Management fees,” “Distribution and service (Rule 12b-1) fees” and “Total annual Fund operating expenses;” however, the Registrant will not delete the footnote relating to the maximum deferred sales charge imposed on Class A shares (or the similar footnote relating to Class T shares). The Registrant believes that it is important for a potential investor contemplating the suitability of various share classes of a Fund to understand precisely when he will be subject to fees related to a particular share class. The Registrant notes further that Instruction 2(a)(i) to Item 3 of Form N-1A states that “[a] Fund may include in a footnote to the table . . . a narrative explanation of the sales charges (loads) . . . .” The Registrant believes that the footnote at issue properly is a “narrative explanation” of the contingent deferred sales charge applicable to Class A shares of the Funds. Additionally, the Registrant will add the following footnote: “Other expenses have been restated to reflect contractual changes to the fees paid by the Fund.”

Comment 5:

In each Fund’s example of expenses, in the second lead-in sentence to the example, delete the following bullet points:

•	you pay the maximum applicable sales charge,
•	you reinvest all dividends and distributions in the Fund,
•	your Class B shares convert to Class A shares after you’ve owned them for eight years, and

Response 5:

These changes will be made in the Registrant’s 485(b) filing.

Comment 6:

In the sentence immediately following the example, delete the disclosure underlined in the following:

Remember this is an example only. It is not necessarily representative of the Fund’s actual expenses in the past or future. Your actual costs may be higher or lower depending on the amount you invest and on the Fund’s actual expenses and performance.

Response 6:

This change will be made in the Registrant’s 485(b) filing.

Comment 7:

For each Fund with a single-state focus, disclose in the Fund’s “Principal Risks” section the risks associated with an investment in the applicable state.

Response 7:

This change will be made in the Registrant’s 485(b) filing.

Comment 8:

In each Fund’s “Principal Risks” section, delete the italicized paragraph that appears at the end of the risk descriptions.

Response 8:

This change will be made in the Registrant’s 485(b) filing.

Comment 9:

In each Fund’s “Performance Information” section, move footnote (a) included under the bar chart and the average annual total return table to the text above such chart and such table.

Response 9:

The indicated disclosure will be moved to the first paragraph under the heading “Performance Information” in the Registrant’s 485(b) filing.

Comment 10:

For each Fund, delete the following sentence from the second lead-in paragraph to the average annual total return table:

Indices are not available for investment, and do not reflect sales charges, fees, brokerage commissions, taxes or other expenses of investing.

Response 10:

This change will be made in the Registrant’s 485(b) filing.

Comment 11:

In each Fund prospectus, rename the section entitled “Distributions and Related Taxes” so that it is entitled “Tax Information”.

Response 11:

This change will be made in the Registrant’s 485(b) filing.

Comment 12:

In each Fund prospectus, in the “Purchase and Sale of Fund Shares” section, delete the following sentences:

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Once the Transfer Agent or your selling and/or servicing agent receives your order in “good form,” your purchase will be made at the next calculated public offering price per share, which is the net asset value (NAV) per share plus any sales charge that applies. In general, the Fund’s NAV is determined only on days when the New York Stock Exchange (NYSE) is open for regular trading.

Response 12:

This change will be made in the Registrant’s 485(b) filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Peter T. Fariel
Peter T. Fariel Assistant Secretary Columbia Funds Series Trust I

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